Exhibit 3.1

Resolutions of the Board of Directors (the “Board”) of Celadon Group, Inc., a Delaware corporation (the “Corporation”)

WHEREAS, the Article III, Section 1 of the Corporation’s Amended and Restated By-Laws (the “By-Laws”) provide that the Board shall have not less than two members;

WHEREAS, the Board wishes to amend the By-Laws to provide a minimum Board size of one director;

RESOLVED, that Article III, Section 1 of the By-Laws is hereby amended and restated to read as follows:

Section 1.  The number of directors which shall constitute the whole Board shall be not less than one and no more than ten.  The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified.  Directors need not be stockholders.

RESOLVED, that each of the Corporation’s officers are hereby authorized and directed, in the name and on behalf of the Corporation, to take or cause to be taken such further actions, and to execute, acknowledge, deliver and file any and all agreements, instruments or other documents, as they may deem necessary, advisable or appropriate in order to carry out the intent, and accomplish the purposes, of the foregoing resolutions, including, without limitation, preparing amended and restated By-Laws that give effect to the change noted above and filing the same in the books and records of the Corporation.

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